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                              June 2, 2020

       Michael Silvestrini
       Manager
       Energea Portfolio 1 LLC
       9 Cedar Lane
       Old Saybrook, CT 06475

                                                        Re: Energea Portfolio 1
LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed May 20, 2020
                                                            File No. 024-11218

       Dear Mr. Silvestrini:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 12, 2020 letter.

       Offering Statement on Form 1-A

       Our Story, page 3

   1. We note your response to the part of our prior comment 7 which asked for the basis of your assertion that
"the customer will typically save 20% - 40% on its electricity bill." In your response, you
stated that these savings can easily be calculated for each Project, but it appears that you
have not yet entered into definitive agreements. Please explain how you have calculated
these savings for each Project prior to the terms being finalized.
       Executive Summary
       The Offering, page 4

   2. You state in this section that "the cash flow from our projects will largely be established by contract in
advance...." Revised disclosures in response to prior comment 1 indicate (at
 Michael Silvestrini
FirstName LastNameMichael Silvestrini
Energea Portfolio 1 LLC
Comapany NameEnergea Portfolio 1 LLC
June 2, 2020
June 2, 2020 Page 2
Page 2
FirstName LastName
         page 10) that "the Company has not acquired any Projects and therefore has no revenue"
         and (at page 16) that the "Company has not yet invested in any Projects, it has no cash flow...." However, new disclosure at page 26 suggests that "the key contracts have been
         negotiated or are in the process of being negotiated...." We also note your response to
         prior comment 10. To the extent that you retain detailed summaries and descriptions of projects, please file as exhibits the corresponding material contracts pursuant to Item 17 of
         Form 1-A. If you have not finalized a particular contract or project, consider whether you have a reasonable basis to retain detailed disclosures, including related "hypothetical"
         rates of return, for such projects.
Forum Selection Provision, page 13

3. We note your response to our prior comment 4 and reissue the comment. Please disclose whether you intend for your exclusive forum provision to apply to actions arising under the Securities Act or Exchange Act. If you intend for the provision to apply to Securities
         Act claims, please also revise your offering statement to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If you do not intend for the provision to apply to actions arising under the Securities Act or
         Exchange Act, please ensure that the exclusive forum provision in each of these agreements states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange
         Act.
Leverage, page 22

4. We note that another affiliated entity with the same Manager included similar information as your previous disclosure in this section. If the referenced source of funding would be shared or these funds also have been or will be offered to the other affiliated business managed by your Manager, please revise to provide the particulars, including the potential impact on the availability of those funds to the company.
Financial Statements
Notes to Financial Statements, page F-8

5. Please disclose your fiscal year-end for financial reporting purposes. We will consider qualifying your offering statement at your request. If a participant in
your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which
 Michael Silvestrini
Energea Portfolio 1 LLC
June 2, 2020
Page 3

will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Tim Levenberg, Special Counsel, at 202-551-3707 with any other questions.



                                                             Sincerely,
FirstName LastNameMichael Silvestrini
                                                             Division of
Corporation Finance
Comapany NameEnergea Portfolio 1 LLC
                                                             Office of Energy &
Transportation
June 2, 2020 Page 3
cc:       Mark Roderick, Esq.
FirstName LastName